CALDWELL SUTTER CAPITAL, INC.
(SEC ID No. 8-27639)

ANNUAL AUDIT REPORT

SEPTEMBER 30, 2020

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27639

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/22___ AND ENDING ___09/30/23___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Caldwell Sutter Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Liberty Ship Way, Suite #3225
(No. and Street)

Sausalito	California	94965-3324
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph F. Helmer	(415) 962-2526	joe@cald.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph F. Helmer   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Caldwell Sutter Capital, Inc.   , as of September 30 , 2023   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Joseph Helmer_

Title: President

See attached

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3'(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





California Jurat Certificate

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State of California
County of Marin } s.s.

Subscribed and sworn to (or affirmed) before me on this 20th day of Dec (Month), 20 23, by Joseph Francis Helmer (Name of Signer (1)) and ____________ (~~Name of Signer (2)~~), proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

[signature]
Signature of Notary Public

____
For other required information (Notary Name, Commission No. etc.)

SEAN GRAGG
Notary Public - California
Marin County
Commission # 2376726
My Comm. Expires Sep 27, 2025

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OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Reports Form X-17A-5 Part III

containing ______ pages, and dated ____________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ____________

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☐ Affiant(s) Thumbprint(s) ☐ Describe: _______

CALDWELL SUTTER CAPITAL, INC.
TABLE OF CONTENTS

CALDWELL SUTTER CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

Cash	$	416,120
Cash at clearing broker		525,635
Fixed income securities owned		339,143
Due from clearing broker		181,134
Accounts receivable		19,272
Prepaid income tax		20,158
Prepaid expenses and other assets		45,015
Secured demand notes		620,000
Property and equipment, net of $87,066 accumulated depreciation and amortization		674
Operating lease right-of-use asset		122,185
Goodwill		155,543
Total Assets	$	2,444,879

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$	69,315
Accrued compensation		454,665
Accrued commissions		15,250
Subordinated loan interest payable		7,167
Other interest payable		207
Margin loan		342,818
Contingent consideration		7,995
Operating lease liability		129,730
Total Liabilities		1,027,147
Subordinated borrowings		920,000

Stockholders' Equity

Common stock (no par value; 10,000,000 shares authorized;		
1,070,000 shares issued and outstanding)		9,500
Retained earnings		488,232
Total Stockholders' Equity		497,732
Total Liabilities and Stockholders' Equity	$	2,444,879

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Caldwell Sutter Capital, Inc. (the "Company") was incorporated on February 16, 1982 as Caldwell Securities, Incorporated, and began operations on June 1, 1982. The Company changed its name to Caldwell Sutter Capital, Inc. in July 2017. The Company's main office is currently located in Sausalito, California and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board. The Company clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush"). The Company's primary source of revenue is providing fee-based investment advisory services and brokerage services to customers primarily in California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. **Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

    Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    Cash and Cash Equivalents
    The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than three months, which are not held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2020.

    Accounts Receivable
    Accounts receivable and due from clearing broker represent commissions and fees due to the Company upon completion of performance obligations. Management reviews such accounts and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer. As of September 30, 2020, the Company considers accounts receivable and due from clearing broker to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

    Property and Equipment
    Property and equipment are carried at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years. Leasehold improvements are amortized over the life of the underlying lease.

    Leases
    At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use ("ROU") assets and lease liabilities that arise from short-term leases for any class of underlying asset. Operating leases that exceed one year are included in operating lease ROU assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended September 30, 2020, the Company had two short term operating leases, one long term operating lease, and no finance leases.

2. **Significant Accounting Policies** *(continued)*

Income Taxes
Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. **Recently Adopted Accounting Guidance**

ASU 2016-02 Leases (Topic 842)("ASU 2016-02")
Effective October 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company has applied ASU 2016-02 using the modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to retained earnings. As a result, there was a $7,581 beginning balance effect on retained earnings for the year ended September 30, 2020.

See Note 15 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

4. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

5. **Risk Concentration**

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

6. **Property and Equipment**

As of September 30, 2020, property and equipment consist of the following:

Automobile	$	51,192
Computers and equipment		21,938
Leasehold improvements		14,610
Total cost		87,740
Total accumulated depreciation and amortization		(87,066)
Net property and equipment	$	674

7. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

On October 2, 2012, the Company acquired Wellington Securities, Inc. ("Wellington") as mentioned in Note 10. Based on the terms of the contract, the Company is required to pay contingent consideration over 32 quarters. At acquisition, goodwill was recognized and is measured annually for impairment based on a discounted cash flow model. The contingent consideration liability is estimated on a recurring basis annually at the report date using the discounted cash flow model and other unobservable inputs including historical company earnings, actual payments of the consideration, retirement of certain brokers and other trends. Both goodwill and the contingent consideration liability are level 3 fair value measurements.

The table below presents the amounts of assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value measured on a nonrecurring basis:				
Goodwill	$ -	$ -	$ 155,543	$ 155,543
Assets at fair value measured on a recurring basis:				
Fixed-Income Securities	$ 339,143	$ -	$ -	$ 339,143
Liabilities at fair value measured on a recurring basis:				
Contingent consideration Wellington	$ -	$ -	$ 7,995	$ 7,995

7. **Fair Value Measurements** *(continued)*

Recurring fair value measurements using significant unobservable inputs (Level 3):

	Level 3	Total
Liabilities at fair value:		
Contingent consideration as of October 1, 2019	$ 42,919	$ 42,919
Payments on consideration	(12 ,193)	(12,193)
Acquisition gain	(22,731)	(22,731)
Contingent consideration as of September 30, 2020	$ 7,995	$ 7,995

8. **Commitments**

Acquisition of Wellington
On October 2, 2012, the Company entered into an asset purchase agreement with Wellington whereby Wellington transferred its client accounts and associates to the Company. As full consideration, the Company agreed to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters, ending with the quarter ending December 31, 2020. Contingent consideration was estimated at fair value of $7,995 at September 30, 2020 using a discounted cash flow analysis. Accrued interest was $207 at September 30, 2020. As a result of the acquisition, the Company recognized goodwill of $155,543, which was not considered impaired at September 30, 2020.

9. **Margin Loan**

The margin loan of $342,818 is secured by fixed income securities owned. The interest charged is the federal funds rate plus 2.50% and is payable monthly. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or securities or can sell securities. The clearing broker has the right to call the margin loan in full at any time.

10. **Related Party Transactions**

Subordinated Borrowings
The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by FINRA in 2014. The note expires on September 30, 2023, and is secured by a security with a market value of $757,924 at September 30, 2020. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has a $500,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by FINRA in 2012. The note was extended during 2015 and expires on September 30, 2023, and is secured by securities with a total market value of $2,413,728 at September 30, 2020. The note has a 10% interest rate payable monthly through the expiration of the note. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has three $100,000 loans subordinated to claims of general creditors totaling $300,000. Two of the notes were approved by FINRA on July 24, 2017 and have an extended expiration date of July 24, 2022. One of the notes was approved by FINRA on February 14, 2018 and expires on February 14, 2022. All notes have an 8% interest rate payable monthly through the expiration of the notes. All three loans are with minority stockholders.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2020, the Company's net capital was $1,155,781 which exceeded the requirement by $1,055,781.

12. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenue from contracts with customers:

Investment Advisory Fees
The Company earns fees from providing investment advisory services to private clients. Investment advisory fees are calculated as a percentage of assets under management. The performance obligation is deemed to be fulfilled when the transfer of service has occurred. Therefore, since investment advisory services are performed over time, the Company recognizes advisory income as the services are performed.

Principal Trading
The Company earns principal trading revenue on the sale of securities purchased and held in the Company's accounts on behalf of the private and institutional clients. Principal trading revenue is based upon an agreed upon transaction fee and is recognized as of the trade date.

Commission Revenue
The Company earns commission revenue on the sale of securities to private and institutional clients. Commissions are based upon an agreed upon transaction fee. The Company considers the performance obligation fulfilled as of the trade date.

12b-1 Fees
The Company earns 12b-1 fees after placing private clients in mutual funds. 12b-1 fees are calculated as a percentage of net assets under management. These fees are considered variable and are recognized over time, as long as the private clients are invested.

Municipal Advisory Fees
The Company earns fees from providing advisory services to municipalities. Municipal advisory fees are based upon an agreed upon transaction fee. The performance obligation is deemed to be fulfilled when the transfer of service has been completed. Therefore, since municipal advisory services are deemed fulfilled upon completion, the Company recognizes advisory income at such time.

12. **Revenue from Contracts with Customers *(continued)***

   Underwriting Income
   The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. The Company considers the performance obligation fulfilled as of the trade date.

   Contract Balances
   Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At October 1, 2019 and September 30, 2020, accounts receivable related to revenue from contracts with customers were $11,070 and $19,272 respectively. At October 1, 2019 and September 30, 2020, due from clearing broker related to revenue from contracts with customers were $141,863 and $181,134, respectively. There was no significant impairment related to either of these receivables during the year ended September 30, 2020.

   Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Since the Company does not have fees collected in advance, there is no deferred revenue as of October 1, 2019 and September 30, 2020.

   Contract Costs
   Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

13. **Income Taxes**

   The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to United States federal and state income tax examinations by tax authorities for tax years before 2016 and 2015, respectively. Deferred taxes were not significant at September 30, 2020.

   The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. There were no uncertain tax positions at September 30, 2020.

14. **COVID-19**

   In March 2020, COVID-19 became a global pandemic and resulted in unprecedented actions by governments around the world to curtail the spread of the disease. These events have resulted in a high level of uncertainty and volatility in the financial markets, and have had an enormous impact on business and consumers in all sectors. Since the outcome and timeframe are highly unpredictable, the financial impact to operations cannot be estimated at this time.

15. Lease Commitments

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company has an operating lease for office space in Sausalito, California. The lease began on April 1, 2017 and expires on March 31, 2023 after exercising an option to extend the lease term. Each year, the rent may be increased by a ratio based on the increase in the consumer price index from the previous year. For the year ended September 30, 2020, information pertaining to leases were as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset obtained in exchange for operating lease obligation at adoption of ASU 2016-02 on October 1, 2019	$ 166,798
Remaining lease term	30 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2021	$ 53,820
2022	55,680
2023	28,320
Total lease payments	137,820
Less discount	(8,090)
Total operating lease liability	$ 129,730

For the year ended September 30, 2020, the Company had two short term leases. The first short term lease was the Company's branch location in Seattle, Washington that expired in July 2020. The second short term lease was a month-to-month lease for additional office space in Sausalito, California. Since both of these office leases were deemed short term, the Company did not recognize the related ROU asset or lease liability.

16. Subsequent Events

The Company has evaluated subsequent events through November xx, 2020, the date which the financial statements were issued.